Exhibit 99.2
ASML Media Relations Contacts
Lucas van Grinsven — Corporate Communications — +31 40268 3949
ASML Investor Relations Contacts
Craig DeYoung — Investor Relations — +1 480 383 4005
Franki D’Hoore — Investor Relations — +31 40 268 6494
VELDHOVEN, the Netherlands, June 6, 2008 — ASML Holding NV (ASML) announces that Rolf Deusinger has decided to resign with immediate effect from the Supervisory Board.
Mr Deusinger was appointed to the Supervisory Board on July 17, 2007. At that time he was Executive Vice President Human Resources at ICI. Mr Deusinger left ICI following the merger with AkzoNobel and he has accepted a new position elsewhere which makes it difficult for him to continue his activities for ASML.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 6,750 employees, serving chip manufacturers in more than 60 locations in 16 countries.

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